Exhibit (a)(5)(A)

MARTEK BIOSCIENCES CORPORATION

Amended and Restated 2004 Stock Incentive Plan

2002 Stock Incentive Plan

OmegaTech, Inc. 1996 Stock Option Plan

2001 Stock Option Plan

1997 Stock Option Plan, as Amended

NOTICE OF TENDER OFFER AND PLAN OF MERGER TO STOCK OPTION AND RESTRICTED STOCK UNIT HOLDERS OF MARTEK BIOSCIENCES CORPORATION

This notice concerns your stock options to purchase shares of Martek Biosciences Corporation (“Martek”) common stock, par value $0.10 (referred to in this notice as “Options”) and/or your restricted stock units to acquire shares of Martek common stock (referred to in this notice as “RSUs”).  As you may know, on December 20, 2010 Martek entered into a merger agreement with Koninklijke DSM N.V. (“DSM”) and its indirect wholly owned subsidiary (“Purchaser”).  The merger agreement provides, as a first step in the acquisition of Martek, that Purchaser make a tender offer to purchase all of Martek’s outstanding common stock at a price of $31.50 per share in cash.  The tender offer commenced on January 13, 2011 and is currently scheduled to close at 5:00 P.M., New York City time, on February 18, 2011, unless extended.  However, the tender offer is subject to certain conditions, one of which is that the Purchaser shall acquire more than 50% of Martek’s outstanding common stock on a fully-diluted basis.  We refer to this tender offer as the “Tender Offer,” and any references in this letter to the Tender Offer include any extension and any subsequent offering period provided under the merger agreement.  Assuming that the conditions to the Tender Offer are met and that the Tender Offer closes, Purchaser will own enough of Martek’s outstanding common stock and have enough votes to complete the merger of Purchaser with Martek (the “Merger”). As a result of the Merger, Martek will become an indirect, wholly owned subsidiary of DSM.

A copy of the merger agreement and the press release announcing the Tender Offer and the Merger are available as attachments to Martek’s Form 8-K filed with the SEC on December 21, 2010.

All holders of outstanding shares of Martek’s common stock at the time of the Merger who did not tender their shares in the Tender Offer will receive cash consideration in the amount of $31.50 per share following the closing of the Merger unless they choose to exercise their statutory appraisal rights described in the enclosed Offer to Purchase.

As a holder of an outstanding Option and/or RSU award under any or all of the Amended and Restated 2004 Stock Incentive Plan, 2002 Stock Incentive Plan, 2001 Stock Option Plan, 1997 Stock Option Plan, as Amended, and OmegaTech, Inc. 1996 Stock Option Plan (each a “Plan” and collectively, the “Plans”), in exchange for the cancellation of all Options and RSUs held by you, you may be due cash proceeds from your award(s) as a result of the consummation of the Merger.  This notice is intended to provide you with information

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regarding the payment of your award(s).  You do not have to take any action in order to have your Options or RSUs cashed out in the Merger unless you hold Options which will terminate prior to the date of the consummation of the Merger in which case you will need to exercise your Options prior to termination.  Cash-out will occur automatically if the Merger is consummated.  If you hold Options, you may choose, however, to exercise your vested options prior to closing of the Tender Offer or the Merger.  See the discussion below.

One purpose of this notice is to provide you with information about how you may exercise your Options before the closing of the Tender Offer or the consummation of the Merger.  If you do not exercise your Options prior to the effective time of the Merger, your Options will terminate and you will receive cash consideration for them as outlined below.  If you want to exercise your Options and tender the Option shares in the Tender Offer, you must contact Merrill Lynch at 877-767-2404 prior to noon on February 11, 2011.

If your Options have an option exercise price that is less than $31.50, your Options are “in the money” and, if you do not exercise your Options prior to closing of the Merger, you will receive for each share underlying the Options a cash payment following the Merger equal to the difference between your option exercise price and the $31.50 per share Merger price.  If your Options have an option exercise price that is greater than or equal to $31.50 per share (i.e., are “out of the money”), your exercise of those Options will cost you more than you will receive in the Tender Offer for the shares into which those Options are exercised and, therefore, you should not exercise those Options.  “Out of the money” Options that are not exercised will not entitle you to any payment in the Merger.  Note that some of your Options may be “in the money” and some may be “out of the money.” You have the right to exercise even “out of the money” options if you choose to do so, although doing so will likely have adverse economic consequences to you.  Please refer to the summary option report in the enclosed materials regarding your Option holdings and exercise price, or refer to www.benefits.ml.com, to determine if you have “in the money” Options.

If you exercise your Options, it is important that you review the enclosed Offer to Purchase and accompanying Tender Offer materials to consider whether to tender the shares underlying your Options in the Tender Offer.  Although you are not required to do so, tendering your shares will allow you to receive cash for your shares earlier (if the Tender Offer conditions are met and Purchaser purchases the shares tendered, promptly following the date that purchase occurs), than if you wait until the Merger occurs to receive cash for your shares.  To tender the Option shares in the Tender Offer you must contact Merrill Lynch prior to noon on February 11, 2011.  Bear in mind that the decision to exercise your Options is irrevocable, and that if you do so prior to the completion of the Tender Offer and the Tender Offer is not completed, whether because the conditions of the Tender Offer are not satisfied or otherwise, you will hold shares and will no longer hold the related Options.  If you do not tender in the Tender Offer, you also have the right to exercise statutory appraisal rights for your shares, which could result in your receiving less than or more than $31.50 per share.

If you have not exercised your Options, on the effective date of the Merger all of your outstanding Options will be cancelled and converted into the right to receive cash in an amount equal to the product of (x) the total number of shares of common stock subject to your

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Options immediately prior to the effective date and (y) the excess, if any, of $31.50 over the exercise price per share of your Options, less applicable withholding taxes.

On the effective date of the Merger, each of your outstanding RSUs will be cancelled and converted into the right to receive cash in an amount equal to the product of (x) the total number of shares of common stock subject to your RSUs immediately prior to the effective date of the Merger and (y) $31.50 per share, less applicable withholding taxes.   Please refer to the summary RSU report in the enclosed materials regarding your RSU holdings.

We have attempted to answer many of the questions that you may have about your Options and RSUs in the attached Question and Answer Summary.  We also intend to hold informational meetings for employees the schedule of which will be posted shortly, on which you will be provided further details.  Please feel free to contact Kerry Wright at 443-542-2183 with any further questions you may have regarding your Options and RSUs or the information in this notice.

It is solely your responsibility to determine whether you will exercise your Options prior to the closing of the Tender Offer or consummation of the Merger or whether your Options will instead be cashed out in the Merger.  In addition, it is solely your responsibility to properly complete your taxes and determine whether you have estimated tax payment obligations prior to the end of the year and whether you have any additional tax obligations at the end of the year.

This notice is neither an offer to purchase nor a solicitation of an offer to sell shares of Martek common stock. DSM and Greenback Acquisition Corporation have filed a tender offer statement on Schedule TO and related materials with the U.S. Securities and Exchange Commission (“SEC”), and Martek has filed with the SEC a tender offer Solicitation/Recommendation Statement on Schedule14D-9 with respect to the Tender Offer.  MARTEK STOCKHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT AND RELATED MATERIALS (INCLUDING THE OFFER TO PURCHASE AND LETTER OF TRANSMITTAL) AND THE RELATED SOLICITATION/RECOMMENDATION STATEMENT (AS SUCH DOCUMENTS MAY BE AMENDED AND SUPPLEMENTED FROM TIME TO TIME), BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ PRIOR TO MAKING A DECISION TO TENDER SHARES. These documents are available at no charge on the SEC’s website at www.sec.gov.  The tender offer statement and related materials, tender offer solicitation/recommendation statement, and such other documents may be obtained for free by directing such requests to Mackenzie Partners, Inc., the information agent for the tender offer, at 212-929-5500 or toll-free at 800-322-2885.

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Question and Answer Summary

Sale of Martek to DSM

What are the “Tender Offer” and the “Merger”?

The merger agreement provides that Purchaser will make a cash tender offer at a price of $31.50 per share to holders of all outstanding shares of Martek’s common stock.  We refer to this tender offer, and any extension and any subsequent offering period as provided in the merger agreement, as the “Tender Offer.” The Tender Offer is subject to certain conditions, including the tender of at least a majority of Martek’s outstanding shares of common stock on a fully diluted basis.  Following the closing of the Tender Offer, Purchaser will be merged with and into Martek with Martek surviving the merger (the “Merger”) as an indirect, wholly owned subsidiary of DSM.  All shares of Martek common stock not tendered in the Tender Offer that remain outstanding upon the Merger will be converted into the right to receive $31.50 per share in cash, provided that such holder has not exercised its statutory appraisal rights and complied with all of the requirements of Section 262 of the Delaware General Corporation Law.

Where can I find more information about my Options?

Enclosed in these materials you will find a summary option report regarding your option holdings and exercise price to determine if you have “in the money” options.  You can also go to www.benefits.ml.com.

The terms and conditions of your Options are found in the Amended and Restated 2004 Stock Incentive Plan, 2002 Stock Incentive Plan, OmegaTech, Inc. 1996 Stock Option Plan, 2001 Stock Option Plan and/or 1997 Stock Option Plan, as Amended (each a “Plan” and collectively, the “Plans”), and the Option agreement(s) pursuant to which your Options were granted.  Martek has also prepared a prospectus describing the terms and conditions of each ofthe Plans.  These prospectuses have been available to all optionees.  If you would like another copy of a prospectus, it is posted on Martek’s intranet and is also available by contacting Hazvinei Mugwagwa at 410-740-0081 x2311.

When will my Options be terminated?

All Options granted by Martek under the Plans, to the extent that they are not previously exercised, will terminate upon the effective time of the Merger if not previously terminated in accordance with their terms.  We refer to the time that the Options terminate as the “Option Termination Time.”

Should I exercise my Options?  How do I know if my Option is “in the money” or “out of the money”?

Whether or not you should exercise your Options depends on if your Options are “in the money” or “out of the money” and whether you want the opportunity to receive payment for your Options prior to the consummation of the Merger.  Your Option is “in the money” if your Option exercise price is less than $31.50.  Your Option is “out of the money” if your Option exercise price is equal to or greater than $31.50.

If your Options are “in the money”, you will be able to exercise your Options and receive the $31.50 per share if the Tender Offer is completed either by (i) tendering your shares in the Tender Offer, or (ii) receiving the merger consideration of $31.50 in exchange for your shares following the closing of the Merger.  If you exercise your Options and the Tender Offer is not completed for any reason you will own shares but will not receive the $31.50 purchase price because neither the Tender Offer nor the Merger would be consummated.  If your Options are “in the money” and will terminate prior to the consummation of the Merger, you should exercise your Options.

Option holders who have Options that are “out of the money” will likely not want to exercise their Options as they will need to pay more for the Option shares than they will receive for the shares in the Tender Offer or Merger (unless they wish to exercise in order to acquire shares as to which they could exercise statutory appraisal rights).

If you have questions about how exercising your Options might affect your individual financial or tax situation, you should consult your personal financial or tax advisor.

What happens if I do not exercise my Options before they are terminated?

If you do not exercise your Options prior to the Option Termination Time, your Options will terminate and you will receive cash consideration for the Options equal to the difference between your option exercise price and the $31.50 per share Tender Offer price following the effective date of the Merger, less applicable withholding taxes unless your Options terminated prior to consummation of the Merger because they reached their maximum term in which case you will receive nothing.

Are there tax consequences to exercising my Options?

Yes.  Any gain on your exercise (i.e., the difference between the fair market value of the shares and the option exercise price, multiplied by the number of option shares) will be ordinary income subject to withholding taxes.

A detailed description of the tax consequences of exercising Options is contained in the prospectus for each Plan.  Copies of the prospectuses are available on Martek’s intranet and upon request from Hazvinei Mugwagwa at 410-740-0081 x2311.

Please note that different tax consequences will apply to optionees subject to taxation in jurisdictions other than the United States.

Because individual circumstances may vary, each optionee should consult his or her own tax advisor to determine the particular tax (United States Federal Income Tax and foreign or other applicable tax) consequences of the exercise of his or her Options and tender of the underlying shares in the Tender Offer (or exchange in the Merger), including any state, local and foreign tax laws and the effect of any changes in such laws.

How many Options do I have and what are the exercise prices?

The number of shares of common stock covered by the Option(s) you have and the exercise price(s) of the Option(s) are shown in the accompanying summary sheet.  The Option(s) are shown as of January 14, 2011.  To the extent that you have exercised any Options since January 14, 2011, the number of your Options that you may exercise will be reduced accordingly.

Can I tender the shares of common stock that I purchase pursuant to my Options?

Yes, and although you are not required to tender your Option shares, you will receive payment more quickly if you tender rather than wait for the Merger.  To tender your shares you must contact Merrill Lynch in connection with the exercise of your Options.  Please note that the terms and conditions of the Tender Offer are described in detail in the enclosed “Offer to Purchase” and the enclosed “Solicitation/Recommendation Statement” of the Company.  These documents contain important information regarding the Tender Offer, and you should read the documents carefully before deciding to tender your Option shares.

What is the procedure for exercising my Options?  May I exercise on a “cashless” basis?

If you wish to elect to exercise your Options, please contact Merrill Lynch and complete the requirements for exercising your Options.  The cashless method of exercise is not available at this time to active employees and Directors.

All payments received by optionees, either pursuant to the Tender Offer or the Merger, are subject to applicable federal, state and, to the extent applicable, foreign taxes.

Where can I find more information about my RSUs?

Enclosed in these materials you will find a summary RSU report regarding your RSUs and vesting.

The terms and conditions of your RSUs are found in the Amended and Restated 2004 Stock Incentive Plan and your RSU agreement(s) pursuant to which your RSU were granted.  Martek has also prepared a prospectus describing the terms and conditions of the Amended and Restated 2004 Stock Incentive Plan.  This prospectus has been available to all RSU holders.  If you would like another copy of the prospectus, it is posted on Martek’s intranet and is also available by contacting Hazvinei Mugwagwa at 410-740-0081 x2311.

When will my RSUs terminate?

All RSU granted by Martek will terminate upon the effective time of the Merger.  Following the effective time of the Merger, you will receive an amount equal to the $31.50 per share Merger price multiplied by the number of shares subject to your RSUs, which amount will be ordinary income subject to withholding taxes.

What will be the tax treatment of cashing out Options and RSUs in the Merger?

Your receipt of the option and/or RSU payments described above will cause you to be subject to ordinary income taxation on the payments.  In the case of Options, you will be assessed ordinary income taxes on the number of Options held by you multiplied by the difference between $31.50 per share and the exercise price of the Options.  In the case of RSUs, you will be assessed ordinary income taxes on the number of RSUs held by you multiplied by $31.50.

Martek will withhold federal income taxes from your payments at the supplemental wage rate (generally 25% for payments less than $1,000,000).  Martek will also withhold Social Security and Medicare taxes (generally 5.65% to the extent you have not met the Social Security wage cap for 2011($106,800) and 1.45% on all amounts in excess of the Social Security wage cap) and all applicable state and local taxes from your payments.  Please note that the amounts Martek is withholding represent the minimum amounts that may be deducted and that your tax obligation may in fact be greater than the amounts Martek is withholding.

DISCLAIMER:  Martek is not acting and cannot act as your tax advisor. This memo is for general information only and does not constitute legal and/or tax advice.  Stockholders, RSU and/or Option holders may not rely on this as indicating the tax treatment that would apply to them.  You are urged to consult your tax advisor to determine the tax consequences that apply to you.

Who should I contact if I have questions regarding my Options or RSUs?

We will be holding informational sessions at each company location on which you will be provided further details.  The schedule of these meetings will be posted shortly.

NOTE:  THIS LETTER CONTAINS A SUMMARY OF SOME BUT NOT ALL PROVISIONS OF THE PLANS, THE APPLICABLE AWARD AGREEMENTS, THE MERGER AGREEMENT, AND THE RELATED TRANSACTION DOCUMENTS AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE PLAN PROSPECTUSES, THE APPLICABLE AWARD AGREEMENTS, THE MERGER AGREEMENT AND THE RELATED TRANSACTION DOCUMENTS, COPIES OF WHICH YOU MAY OBTAIN FROM HAZVINEI MUGWAGWA AT 410-740-0081 x2311.